UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: DECEMBER 31, 2005

Check here if Amendment [ ]; Amendment Number: _______
This Amendment (Check only one): [ ] is a restatement.
[ ] adds new holding entries.

Institutional Investment Manager Filing this Report:
Name: PRIVATEBANCORP, INC.
Address: TEN NORTH DEARBORN
CHICAGO, IL 60602

13F File Number: 28-10802

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: LISA M. O'NEILL
Title: DIRECTOR OF FINANCIAL REPORTING
Phone: 312-683-7100

Signature, Place, and Date of Signing:

/S/ LISA M. O'NEILL	CHICAGO, IL	JANUARY 31, 2006
[Signature]	[City, State]	[Date]

Report Type (Check only one):
[ ] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)
[X] 13F NOTICE. (Check here if no holdings are in this report, and all holdings are reported by other reporting manager(s).)
[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:
[If there are no entries in this list, omit this section.]

13F File Number:	Name:
28-10834	THE PRIVATEBANK AND TRUST COMPANY

```
28-03637          LODESTAR INVESTMENT COUNSEL, LLC
  -----           -------------------------------
```